Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Financial Statements
September 30, 2013
(Unaudited)
(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of September 30, 2013, the separate interim statement of comprehensive income for the three month and nine month periods ended September 30, 2013 and 2012, the separate interim statement of changes in equity and cash flows for the nine month periods ended September 30, 2013 and 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

The separate statement of financial position of the Company as of December 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 18, 2013, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects, except as described in note 3.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2013

This report is effective as of November 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of September 30, 2013 and December 31, 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Assets
Due from banks	5, 21	￦	202	212,783
Trading assets	6		474,527	118,548
Loans, net	7, 21		1,337,116	1,359,605
Property and equipment, net			1,053	1,264
Intangible assets, net			6,651	7,112
Investments in subsidiaries	8		25,261,909	25,216,096
Deferred tax assets	17		1,976	1,814
Other assets, net	21		199,399	295,702

Total assets		￦	27,282,833	27,212,924

Liabilities
Borrowings		￦	7,500	10,000
Debt securities issued	9		6,998,899	7,196,951
Liability for defined benefit obligations	10		3,332	2,602
Other liabilities	21		240,092	336,450

Total liabilities		￦	7,249,823	7,546,003

Equity	11
Capital stock		￦	2,645,053	2,645,053
Other equity instrument			537,443	537,443
Capital surplus			9,494,842	9,494,842
Accumulated other comprehensive loss			(2,496)	(2,650)
Retained earnings			7,358,168	6,992,233

Total equity			20,033,010	19,666,921

Total liabilities and equity		￦	27,282,833	27,212,924

See accompanying notes to the separate Interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three month and nine month periods ended September 30, 2013 and 2012

(Unaudited)

		2013			2012
(In millions of won, except earnings per share data)	Note	Three month period		Nine month period	Three month period	Nine month period
Interest income	21	￦	15,522	47,282	17,268	50,717
Interest expense			(76,664)	(234,124)	(83,145)	(258,569)

Net interest expense	12		(61,142)	(186,842)	(65,877)	(207,852)

Fees and commission income	21		28,581	85,742	28,571	85,711
Fees and commission expense			(37)	(118)	(32)	(110)

Net fees and commission income	13		28,544	85,624	28,539	85,601

Dividend income	14, 21		—	919,805	—	800,223
Net trading income			3,168	7,123	1,437	8,166
Reversal of (provision for) credit losses	15		33	66	(10)	353
General and administrative expenses	16		(15,650)	(45,495)	(15,093)	(42,322)

Operating income (expense)	19		(45,047)	780,281	(51,004)	644,169
Non-operating income			160	1,777	438	902

Profit (loss) before income taxes			(44,887)	782,058	(50,566)	645,071
Income tax benefit	17		(307)	(211)	(78)	(1,238)

Net profit (loss) for the period		￦	(44,580)	782,269	(50,488)	646,309

Other comprehensive income (loss) for the period, net of income tax
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability			—	154	(769)	(769)

Total comprehensive income (loss) for the period	11	￦	(44,580)	782,423	(51,257)	645,540

Basic and diluted earnings per share in won	18	￦	(143)	1,505	(155)	1,199

See accompanying notes to the separate Interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the nine month periods ended September 30, 2013 and 2012

(Unaudited)

(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2012	￦	2,645,053	238,582	9,494,842	—	7,052,330	19,430,807
Changes in accounting policy		—	—	—	(1,605)	1,605	—

Restated Balance		2,645,053	238,582	9,494,842	(1,605)	7,053,935	19,430,807

Net profit for the period		—	—	—	—	646,309	646,309
Other Comprehensive Income, net of income tax
Remeasurements of the defined benefit liability		—	—	—	(769)	—	(769)

Total comprehensive income for the period		—	—	—	(769)	646,309	645,540
Transactions with owners
Dividends		—	—	—	—	(629,508)	(629,508)
Dividend to hybrid bonds		—	—	—	—	(16,202)	(16,202)
Issues of hybrid bonds		—	298,861	—	—	—	298,861

		—	298,861	—	—	(645,710)	(346,849)

Balance at September 30, 2012	￦	2,645,053	537,443	9,494,842	(2,374)	7,054,534	19,729,498

	Capital stock		Other equity instruments	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2013	￦	2,645,053	537,443	9,494,842	—	6,989,583	19,666,921
Changes in accounting policy		—	—	—	(2,650)	2,650	—

Restated Balance		2,645,053	537,443	9,494,842	(2,650)	6,992,233	19,666,921

Net profit for the period		—	—	—	—	782,269	782,269
Other Comprehensive Income, net of income tax
Remeasurements of the defined benefit liability		—	—	—	154	—	154

Total comprehensive income for the period		—	—	—	154	782,269	782,423
Transactions with owners
Dividends		—	—	—	—	(393,878)	(393,878)
Dividend to hybrid bonds		—	—	—	—	(22,456)	(22,456)

		—	—	—	—	(416,334)	(416,334)

Balance at September 30, 2013	￦	2,645,053	537,443	9,494,842	(2,496)	7,358,168	20,033,010

See accompanying notes to the separate Interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the nine month periods ended September 30, 2013 and 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Cash flows from operating activities
Profit before income taxes		￦	782,058	645,071
Adjustments for:
Interest income			(47,282)	(50,717)
Interest expense			234,124	258,569
Dividend income			(919,805)	(800,223)
Net trading income			(2,526)	(1,069)
Reversal of credit losses	15		(66)	(353)
Salaries expense			3,394	1,972
Depreciation and amortization	16		840	996
Non-operating expense			—	330

		￦	(731,321)	(590,495)

Changes in assets and liabilities:
Due from banks			—	2
Trading assets			(353,452)	1,649,712
Other assets			544	(2,668)
Liability for defined benefit obligations			(494)	(486)
Other liabilities			(2,821)	(3,628)

		￦	(356,223)	1,642,932

Interest received			48,146	66,424
Interest paid			(230,438)	(239,324)
Dividend received			919,805	800,223

Net cash provided by operating activities		￦	432,027	2,324,831

Cash flows from investing activities
Issuance of loans			(132,500)	(405,000)
Collection of loans			155,000	205,000
Acquisition of property and equipment			(157)	(539)
Acquisition of intangible assets			(10)	(59)
Acquisition of subsidiaries			(45,813)	(116,002)
Decrease in other assets			—	13,000

Net cash used in investing activities		￦	(23,480)	(303,600)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (continued)

For the nine month periods ended September 30, 2013 and 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Cash flow from financing activities
Issues of hybrid bonds			—	298,861
Repayments of preferred stock			—	(3,765,124)
Issues of debt securities			1,000,000	900,000
Repayments of debt securities issued			(1,200,000)	(600,000)
Debentures issuance cost paid			(2,145)	(2,638)
Dividends paid			(416,520)	(643,212)
Repayments of borrowings			(2,500)	—

Net cash used in financing activities		￦	(621,165)	(3,812,113)

Decrease in cash and cash equivalents			(212,618)	(1,790,882)
Cash and cash equivalents at beginning of period			212,818	2,220,562

Cash and cash equivalents at end of period	20	￦	200	429,680

See accompanying notes to the separate interim financial statement

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as at and for the year ended December 31, 2012. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ended December 31, 2013.

(a)	Changes in accounting policies

i) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii) Amendments to K-IFRS No. 1019, Employee Benefits

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of remeasurements of the defined benefit liability immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(b)	Impact of change in accounting policy

i) The impact of adopting the amendment to K-IFRS No. 1019, Employee Benefits is as below:

•	Statement of financial position

	December 31, 2012
Account	As previously reported		Adjustments	As restated
Retained Earnings	￦	6,989,583	2,650	6,992,233
Accumulated other comprehensive income		—	(2,650)	(2,650)

•	Statement of comprehensive income

	September 30, 2012
	Three month period		Nine month period
Net profit for the period as previously reported	￦	(51,268)	645,511
Adjustments:
General and administrative expenses		1,028	1,053
Income tax effects		(248)	(255)

		780	798

Net profit for the period as restated	￦	(50,488)	646,309

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

3.	Significant Accounting Policies (Continued)

ii) The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, Presentation of Financial Statements from the annual period ended December 31, 2012 and non-operating income is accounted for separately from operating income in the separate statements of comprehensive income. The Company retrospectively applied the amendment to K-IFRS No. 1001 and there was no impact net income, for which the impact is as follows:

	September, 30 2012
	Three month period		Nine month period
Operating profit as previously reported (*)	￦	(50,566)	645,071
Adjustments:
Other operating income
Others		(854)	(1536)
Other operating expense
Impairment losses on financial assets		330	330
Donations		86	304

		(438)	(902)

Operating profit as restated	￦	(51,004)	644,169

(*)	Impact of the amendments to K-IFRS No. 1019, Employee Benefits is adjusted.

4.	Financial risk management

(a)	Overview

As a financial services provider, Shinhan Financial Group Co., Ltd and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the Company’s board of directors, sets the basic groupwide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

4.	Financial risk management (continued)

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

4.	Financial risk management (continued)

•	Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2013 and December 31, 2012 were as follows:

	2013		2012
Due from banks and loans(*1)
Banks	￦	202	212,783
Corporate		1,337,116	1,359,605

		1,337,318	1,572,388
Other financial assets(*1)(*2)		199,109	295,019

	￦	1,536,427	1,867,407

(*1)	The maximum exposure amounts for due from banks and loans are recorded as net of allowances
(*2)	Comprise of account receivables, accrued income, and guarantee deposits.

iii)	Classification of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of September 30, 2013 and December 31, 2012 were as follows:

	2013
	Banks		Corporate	Total
Normal due from banks and loans	￦	202	1,337,500	1,337,702
Less: allowance		—	(384)	(384)

	￦	202	1,337,116	1,337,318

	2012
	Banks		Corporate	Total
Normal due from banks and loans	￦	212,821	1,360,000	1,572,821
Less: allowance		(38)	(395)	(433)

	￦	212,783	1,359,605	1,572,388

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days below at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of September 30, 2013 and December 31, 2012 were as follows:

	2013
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:	￦
Liabilities
Borrowings		—	5,000	—	2,500	—	—	7,500
Debt securities issued		180,194	393,284	487,563	939,053	4,871,929	925,022	7,797,045
Other financial liabilities		11,488	2,012	3,770	43,614	20,384	—	81,268

	￦	191,682	400,296	491,333	985,167	4,892,313	925,022	7,885,813

	2012
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:	￦
Liabilities
Borrowings		—	—	—	10,000	—	—	10,000
Debt securities issued		80,757	198,021	626,127	1,100,875	5,369,011	611,384	7,986,175
Other financial liabilities		16,449	5,799	8,014	236	30,051	—	60,549

	￦	97,206	203,820	634,141	1,111,111	5,399,062	611,384	8,056,724

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement for the fair value of financial instruments

When available, the Company measures the fair value of an instrument using the quoted prices in an active market for that instrument. If a market for a financial instrument is not active, the Company establishes fair value using a valuation technique.

i)	The financial instruments measured at amortized cost

The financial instruments measured at amortized cost as of September 30, 2013 and December 31, 2012 was as follows:

	2013			2012
	Book value		Fair value	Book value	Fair value
Assets
Loans (corporate)	￦	1,337,116	1,364,742	1,359,605	1,392,721
Liabilities
Debt securities issued in won	￦	6,998,899	7,108,589	7,196,951	7,410,843

ii)	Financial instruments measured at the fair value

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more signify-cant inputs are not based on observable market data are classified as level 3.

The table below analyzes financial instruments measured at the fair value as of September 30, 2013 and December 31, 2012 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2013
	Level 1		Level 2	Level 3	Total
Trading assets	￦	—	474,527	—	474,527

	2012
	Level 1		Level 2	Level 3	Total
Trading assets	￦	—	118,548	—	118,548

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Company’s valuation methodologies, which are described in Note 4.(e) Measurement for the fair value of financial instruments.

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2013 and December 31, 2012 were as follows:

	2013
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets :
Due from banks	￦	—	202	—
Trading assets		474,527	—	—
Loans		—	1,337,116	—
Other		—	199,109	—

		474,527	1,536,427	—

Liabilities :
Borrowings		—	—	7,500
Debt securities issued		—	—	6,998,899
Other		—	—	115,355

	￦	—	—	7,121,754

	2012
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets :
Due from banks	￦	—	212,783	—
Trading assets		118,548	—	—
Loans		—	1,359,605	—
Other		—	295,019	—

		118,548	1,867,407	—

Liabilities :
Borrowings		—	—	10,000
Debt securities issued		—	—	7,196,951
Other		—	—	95,040

	￦	—	—	7,301,991

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

5.	Due from banks

Restricted guaranteed deposits on bank accounts as of September 30, 2013 and December 31, 2012 were as follows:

	2013		2012
Other financial institution deposits	￦	3	3

6.	Trading assets

Trading assets as of September 30, 2013 and December 31, 2012 were as follows:

	2013		2012
Beneficiary certificates	￦	474,527	118,548

7.	Loans

(a)	Loans as of September 30, 2013 and December 31, 2012 consisted of the following:

	2013		2012
Loans	￦	1,337,500	1,360,000
Less: allowance		(384)	(395)

	￦	1,337,116	1,359,605

(b)	Changes in allowance for credit loss for the nine month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

	2013
	Loans		Other(*)	Total
Beginning balance	￦	395	91	486
Reversal of credit losses		(11)	(55)	(66)

Ending balance	￦	384	36	420

	2012
	Loans		Other(*)	Total
Beginning balance	￦	322	506	828
Provision for (reversal of) credit losses		73	(415)	(342)

Ending balance	￦	395	91	486

(*)	Includes allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

8.	Investments in subsidiaries

Investments in subsidiaries as of September 30, 2013 and December 31, 2012 were as follows:

Investees	Location	Reporting date
Shinhan Bank	Korea	December 31
Shinhan Card	”	”
Shinhan Investment	”	”
Shinhan Life Insurance	”	”
Shinhan Capital	”	”
Jeju Bank	”	”
Shinhan BNP Paribas AMC	”	”
Shinhan Private Equity Investment Management	”	”
Shinhan Credit Information	”	”
SHC Management	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	June 30
Shinhan Aitas	”	December 31

Investees	2013			2012
	Ownership percentage (%)	Book value		Ownership percentage (%)	Book value
Shinhan Bank	100.0	￦	13,617,579	100.0	￦	13,617,579
Shinhan Card	100.0		7,919,672	100.0		7,919,672
Shinhan Investment	100.0		1,841,420	100.0		1,841,420
Shinhan Life Insurance	100.0		982,775	100.0		982,775
Shinhan Capital	100.0		408,922	100.0		408,922
Jeju Bank	68.9		135,220	68.9		135,220
Shinhan BNP Paribas AMC	65.0		91,565	65.0		91,565
Shinhan Private Equity Investment Management	100.0		14,783	100.0		14,783
Shinhan Credit Information	100.0		15,385	100.0		15,385
SHC Management	100.0		8,655	100.0		8,655
Shinhan Data System	100.0		10,026	100.0		10,026
Shinhan Savings Bank(*)	100.0		165,815	100.0		120,002
Shinhan Aitas	99.8		50,092	99.8		50,092

		￦	25,261,909		￦	25,216,096

(*)	On January 31, 2013, Yehanbyoul Savings Bank joined Shinhan Financial Group as a direct subsidiary subject to the approval of Financial Services Commission and on April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank was renamed Shinhan Savings Bank.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

9.	Debt securities issued

Debt securities issued as of September 30, 2013 and December 31, 2012 were as follows:

	2013			2012
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	2.90% ~ 8.11%	￦	7,010,000	3.23~8.11%	￦	7,210,000
Discount on debentures			(11,101)			(13,049)

		￦	6,998,899		￦	7,196,951

10.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of September 30, 2013 and December 31, 2012 were as follows:

	2013		2012
Present value of defined benefit obligation	￦	10,012	9,701
Fair value of plan assets		(6,680)	(7,099)

Recognized liabilities for defined benefit obligation	￦	3,332	2,602

(b)	Expenses recognized in profit or loss for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Current service costs	￦	452	1,356	375	1,124
Net interest expense on the net defined benefit liability		23	70	22	70

	￦	475	1,426	397	1,194

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

11.	Equity

(a)	Changes in accumulated other comprehensive income for the nine month period ended September 30, 2013 and for the year ended December 31, 2012 were as follows:

	2013		2012
Beginning balance	￦	(2,650)	(1,605)
Remeasurements of the defined benefit liability		203	(1,379)
Tax effect		(49)	334

Ending balance	￦	(2,496)	(2,650)

(b)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Company reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss for the nine month period ended September 30, 2013 and for the year ended December 31, 2012 were as follows:

	2013		2012
Beginning balance	￦	8,786	18,687
Reversal of regulatory reserve for loan loss		(1,589)	(9,901)

Ending balance	￦	7,197	8,786

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan loss for the nine month periods ended September 30, 2013 and 2012 were as follows:

	2013		2012
Profit for the period	￦	782,269	646,309
Provision for regulatory reserve for loan loss		1,589	9,758

Profit adjusted for regulatory reserve	￦	783,858	656,067

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	1,508	1,219

(c)	Dividends declared and paid by company for the nine month period ended September 30, 2013 are as follows:

	2013
Common Stock (￦ 700 per share)	￦	331,940
Preferred Stock		61,938

	￦	393,878

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

12.	Net interest income

Net interest income for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Interest income
Due from banks	￦	535	2,648	2,402	7,718
Loans		14,891	44,349	14,709	42,537
Others		96	285	157	462

		15,522	47,282	17,268	50,717

Interest expense
Borrowings in won		(64)	(217)	(44)	(144)
Debt securities issued in won		(76,600)	(233,907)	(83,101)	(249,640)
Other		—	—	—	(8,785)

		(76,664)	(234,124)	(83,145)	(258,569)

Net interest income	￦	(61,142)	(186,842)	(65,877)	(207,852)

13.	Net fees and commission income

Net fees and commission income for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Fees and commission income
Royalty	￦	28,576	85,726	28,571	85,711
Other		5	16	—	—

		28,581	85,742	28,571	85,711

Fees and commission expense
Other		(37)	(118)	(32)	(110)

Net fees and commission income	￦	28,544	85,624	28,539	85,601

14.	Dividends Income

Net dividends income for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Dividends from subsidiaries	￦	—	919,805	—	800,223

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

15.	Reversal of (provision for) credit losses

Reversal of (provision for) credit losses for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Reversal of (provision for) credit losses on loans	￦	33	66	(10)	353

16.	General and administrative expenses

General and administrative expenses for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Salaries:
Salaries expense and bonuses	￦	7,866	21,890	6,489	19,400
Severance benefits		475	1,426	397	1,194

		8,341	23,316	6,886	20,594

Rent		498	1,461	512	1,609
Entertainment		437	1,229	416	1,206
Depreciation		111	368	169	475
Amortization		157	472	165	521
Taxes and dues		147	599	60	415
Advertising		4,209	10,935	4,843	10,049
Other		1,750	7,115	2,042	7,453

	￦	15,650	45,495	15,093	42,322

17.	Income taxes

Income tax benefit for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Current income tax expense	￦	—	—	—	—
Origination and reversal of temporary differences		(307)	(162)	(323)	(1,483)
Income tax recognized in other comprehensive income		—	(49)	245	245

Income tax expense (benefit)	￦	(307)	(211)	(78)	(1,238)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won, except per share data)

18.	Earning per Share

Basic and diluted earnings per share for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Net profit for the period	￦	(44,580)	782,269	(50,488)	646,309
Less:
Dividends on preferred stock		15,613	46,326	15,612	61,659
Dividend to hybrid bonds		7,495	22,456	7,494	16,202

		23,108	68,782	23,106	77,861

Net profit available for common stock		(67,688)	713,487	(73,594)	568,448

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted earnings per share in won	￦	(143)	1,505	(155)	1,199

19.	Operating revenue

Operating revenue for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Dividend income	￦	—	919,805	—	800,223
Fees and commission income		28,581	85,742	28,571	85,711
Interest income		15,522	47,282	17,268	50,717
Gains on financial assets held for trading		3,168	7,123	1,437	8,166
Reversal of credit losses		33	66	(10)	353

	￦	47,304	1,060,018	47,266	945,170

20.	Statement of cash flows

Cash and cash equivalents reported in the accompanying separate statements of cash flows as of September 30, 2013 and December 31, 2012 were as follows:

	2013		2012
Due from banks with a short maturity of three months or less from date of acquisition	￦	200	212,818

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

21.	Related party transactions

(a) Significant transactions with the related parties for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

Related party	Account	2013			2012
		Three month period		Nine month period	Three month period	Nine month period
Revenue:
Shinhan Bank	Interest income	￦	592	2,819	2,559	8,180
”	Fees and commission income		19,004	56,994	19,122	57,518
”	Dividend income		—	450,000	—	390,000
”	Reversal of credit losses		19	48	—	375
Shinhan Card	Interest income		8,006	23,965	8,006	22,729
”	Fees and commission income		5,380	16,136	5,287	15,710
”	Dividend income		—	400,054	—	300,009
”	Reversal of credit losses		—	6	10	—
Shinhan Investment	Interest income		2,030	6,065	1,991	4,210
”	Fees and commission income		2,038	6,111	2,116	6,348
”	Dividend income		—	10,000	—	20,000
Shinhan Life Insurance	Fees and commission income		1,244	3,729	1,185	3,556
”	Dividend income		—	40,000	—	65,000
”	Reversal of credit losses		—	1	1	1
Shinhan Capital	Interest income		4,828	14,211	4,667	15,451
”	Fees and commission income		442	1,327	478	1,434
”	Dividend income		—	451	—	4,999
”	Reversal of credit losses		10	7	—	21
Jeju Bank	Fees and commission income		261	782	248	743
”	Dividend income		—	762	—	—
Shinhan Credit Information	Fees and commission income		13	39	14	41
Shinhan Private Equity investment Management	Interest income		66	222	45	147
”	Fees and commission income		7	20	7	20
”	Reversal of credit losses		4	4	—	—
Shinhan BNP Paribas AMC	Fees and commission income		74	222	78	234
”	Dividend income		—	18,538	—	20,215
Shinhan Data System	Fees and commission income		7	22	7	20
Shinhan Aitas	Fees and commission income		25	76	25	75
Shinhan Savings Bank	Fees and commission income		86	284	4	12

		￦	44,136	1,052,895	45,850	937,048

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

Related party	Account	2013			2012
		Three month period		Nine month period	Three month period	Nine month period
Expense:
Shinhan Bank	General and administrative expenses	￦	187	742	254	742
”	Impaired loss on investments		—	—	21	—
Shinhan Card	Impaired loss on investments		—	—	—	10
Shinhan Investment	Interest expenses		220	1,523	258	714
”	General and administrative expenses		22	79	26	67
”	Impaired loss on investments		—	—	—	34
Shinhan Life Insurance	General and administrative expenses		1	1	—	—
Shinhan Data System	General and administrative expenses		199	578	221	588

		￦	629	2,923	780	2,155

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(b)	Significant balances with the related parties as of September 30, 2013 and December 31, 2012 were as follows:

Creditor	Debtor	Account	2013		2012
Assets:
Shinhan Financial Group	Shinhan Bank	Due from banks	￦	202	212,783
”	”	Other assets		111,947	171,201
”	Shinhan Card	Loans		699,875	699,875
”	”	Other assets		71,369	103,900
”	Shinhan Investment	Loans		199,921	199,921
”	”	Other assets		2,770	3,506
”	Shinhan Life Insurance	Other assets		4,506	11,114
”	Shinhan Capital	Loans		429,830	449,822
”	”	Other assets		6,856	3,736
”	Jeju Bank	Other assets		1,075	732
”	Shinhan Credit Information	Other assets		377	310
”	Shinhan Private Equity Investment Management	Loans		7,490	9,987
”	”	Other assets		—	124
”	Shinhan BNP Paribas AMC	Other assets		—	4
”	SHC Management	Other assets		—	4
”	Shinhan Data System	Other assets		301	448

			￦	1,536,519	1,867,467

Liabilities:
Shinhan Card	Shinhan Financial Group	Other liabilities	￦	345	256
Shinhan Investment	”	Other liabilities		19,505	7,606
Shinhan Life Insurance	”	Other liabilities		4,107	—
Shinhan Credit Information	”	Other liabilities		91	—
Shinhan Private Equity Investment Management	”	Other liabilities		344	236
Shinhan Data System	”	Other liabilities		—	1
Shinhan Savings Bank	”	Other liabilities		—	408

			￦	24,392	8,507

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(c)	Compensation of key management personnel for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Salaries	￦	1,405	4,009	1,354	3,891
Severance benefits		11	32	23	90
Share-based payment transactions (*)		739	1,189	198	712

	￦	2,155	5,230	1,575	4,693

(*)	The amounts recognized as a salaries expense during the vesting period